Exhibit 99.1

Provident Announces $150,000,000 Public Offering of Convertible Unsecured Subordinated Debentures

News Release 22-10
October 19, 2010

All values are in Canadian dollars unless otherwise indicated.

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; NYSE-PVX) announced today that it has reached an agreement with a syndicate of underwriters, pursuant to which Provident will issue on a “bought deal” basis, subject to regulatory approval, $150,000,000 aggregate principal amount of convertible unsecured subordinated debentures (the Debentures) at a price of $1,000 per Debenture. Provident has granted to the underwriters an over-allotment option to purchase up to an additional $22,500,000 aggregate principal amount of Debentures at the same price, exercisable in whole or in part at any time for a period of up to 30 days following closing of the offering, for purposes of covering the underwriters’ over-allocation position. Provident intends to initially use the net proceeds from the offering to repay existing revolving term bank debt which will then be available to be drawn, as required, to fund the purchase of any of Provident’s previously issued 6.5% convertible debentures (TSX- PVE.DB.C and PVE.DB.D) which are tendered pursuant to the offer required to be made to the holders of the 6.5% convertible debentures following the completion of Provident’s previously announced corporate conversion or to fund the payment on maturity of any of the remaining 6.5% convertible debentures which mature on April 30, 2010 having a current face value of $150 million.

The Debentures will bear interest from the date of issue at 5.75% per annum, payable semi-annually in arrears on June 30 and December 31 each year commencing June 30, 2011. The June 30, 2011 interest payment will represent accrued interest for the period from the closing date of the offering to June 30, 2011. The Debentures will have a maturity date of December 31, 2017 (the Maturity Date).

The Debentures will be convertible at the holder’s option into trust units (Trust Units) of Provident at any time on the earlier of the Maturity Date and the business day immediately preceding the date fixed for redemption at a conversion price of $10.60 per Trust Unit (the Conversion Price), being a ratio of approximately 94.3396 Trust Units per $1,000 principal amount of Debentures. Upon conversion of the Debentures, in lieu of delivering Trust Units, Provident may elect to pay the holder cash, at the option of Provident.

The Debentures will be offered by Provident under a short-form prospectus to be filed in each of the provinces of Canada and in the U.S. pursuant to applicable registration exemptions. The offering is subject to normal regulatory approvals, including the approval of the TSX and the NYSE, and is expected to close on or about November 9, 2010.

On October 6, 2010, Provident announced its proposed reorganization into a dividend paying corporation on or about January 1, 2011 (the Conversion), subject to unitholder, court and regulatory approvals.  In the event the Conversion is completed, Provident Energy Ltd. (Provident Energy), the corporation resulting from the Conversion, will assume all covenants and obligations in respect of the Debentures and will enter into a supplemental debenture trust indenture with the Debenture trustee at the closing of the Conversion.  Holders of Debentures converting their Debentures following the Conversion will receive shares of Provident Energy, or cash, at the election of Provident Energy.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any of the securities of Provident within the United States. The Debentures to be offered, including Trust Units issuable on conversion, redemption or maturity of the Debentures, have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to or for the account or benefit of, a “U.S. person” as such terms are defined in Regulation S thereunder.

This news release contains certain forward-looking information concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking information” or “forward-looking statements” under applicable Canadian and U.S. securities legislation (collectively, "forward-looking information").  In particular, forward-looking information includes, but is not limited to: information regarding the proposed offering of the Debentures, anticipated timing for completion of the offering, the use of proceeds from the offering, the proposed Conversion, the required approvals in respect of the offering and the Conversion and the effective date of the Conversion.

Such forward-looking information involves substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including: the failure of Provident to satisfy the conditions relating to the offering or the Conversion; inability to meet the applicable regulatory requirements in respect of the offering or the Conversion; the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking information is based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, earnings and other financial conditions, capital and other expenditures, receipt of required approvals relating to the offering and the Conversion, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking information is reasonable, undue reliance should not be placed on forward-looking information because Provident can give no assurance that such expectations will prove to be correct.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking information.

The forward-looking information contained in this news release is made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.  The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

Investor and Media Contact: Glen Nelson Investor Relations Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 2100, 250 –2nd Street SW Calgary, Alberta T2P 0C1 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 264-5820 www.providentenergy.com